UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

VIELA BIO, INC.

(Name of Subject Company)

VIELA BIO, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

926613100

(CUSIP Number of Class of Securities)

Zhengbin (Bing) Yao, Ph.D.

Chairman, President and Chief Executive Officer

Viela Bio, Inc.

One MedImmune Way

First Floor, Area Two

Gaithersburg, MD 20878

(240) 558-0038

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew J. Gardella

John T. Rudy

Matthew W. Tikonoff

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Viela Bio, Inc., a Delaware corporation (“Viela” or the “Company”), with the Securities and Exchange Commission on February 12, 2021 relating to the offer by Teiripic Merger Sub, Inc., a Delaware corporation (“Purchaser”), a direct wholly owned subsidiary of Horizon Therapeutics USA, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Horizon Therapeutics plc, a public limited company organized under the laws of Ireland (“Horizon Therapeutics” or “Ultimate Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $53.00 per Company Share, net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The paragraph under the heading “— Certain Litigation” on page 44 of this Schedule 14D-9 is deleted and replaced with the following paragraphs:

“On February 18, 2021 and February 19, 2021, two purported stockholders of the Company filed separate lawsuits against the Company and its directors in the federal district court for the Southern District of New York, captioned Sciannella v. Viela Bio Inc., et al., Case No. 1:21-cv-01481 (the “Sciannella Complaint”) and Carlisle v. Viela Bio Inc., et al., Case No. 1:21-cv-01536 (the “Carlisle Compliant”) respectively. Each complaint alleges violations of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 14d-9 promulgated thereunder and, in the case of the Carlisle Complaint, Section 20(a) of the Exchange Act. Both lawsuits allege that the Schedule 14D-9 Solicitation/Recommendation Statement filed by the Company on February 12, 2021 (“14D-9”) is materially incomplete and misleading and seek to enjoin the tender offer until the purported deficiencies in the 14D-9 are corrected, or alternatively, monetary damages if the tender offer is consummated. The defendants believe the claims asserted in the complaints are without merit.

Additional lawsuits arising out of or relating to the tender offer may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, the Company and Horizon Therapeutics plc will not necessarily announce such additional filings.”

The following sentences are added as a new paragraph at the end of the subsection entitled “— Antitrust Compliance” on page 43 of this Schedule 14D-9:

“At 11:59 p.m., Eastern Time, on February 23, 2021 the waiting period applicable to the Offer under the HSR Act expired in the ordinary course. Accordingly, the portion of the conditions to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer may substantially lessen competition in any line of commerce in violation of the U.S. federal antitrust laws, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Horizon Therapeutics, Viela or any of their respective subsidiaries or affiliates. The U.S. Department of Justice Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal and state antitrust laws. While Viela believes that the consummation of the Offer will not violate any U.S. federal or state antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Viela Bio, Inc.

By:	/s/ Mitchell Chan
Name: Mitchell Chan
Title: Chief Financial Officer

Dated: February 24, 2021